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                                                                    Exhibit 28



                                                         NEWS RELEASE



Release Date:  June 30, 1994


           ALCO STANDARD ANNOUNCES SALE OF JOINT VENTURE INTEREST

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Alco Standard Corporation (NYSE:ASN) announced today a preliminary agreement with its equity partners in IMM Office Systems (IMMOS) for the dissolution of the joint venture. As a result, Alco will recognize an after-tax charge of approximately $95 million in its third fiscal quarter.

Under the terms of the agreement, Alco will divest its 49% equity interest for cash and a passive interest in any subsequent sale of IMMOS. Alco will retain no liability in the joint venture, but will acquire Eskofot and STR, companies in Denmark and France, from IMMOS as part of the transaction. Along with its U.K.-based Erskine House, which continues to perform above expectations, Alco's European office products operations will now total more than $100 million in annual revenues.

The joint venture marked the entry of Alco Standard's office products group into the European market, and was to serve as a base for further expansion in Europe. The venture agreement provided Alco with the option of acquiring the remaining shares of IMMOS over a three-year period beginning in 1996 if IMMOS achieved certain operating goals. However, the capital structure and organizational complexities of IMMOS, exacerbated by the distressed European economy and operational differences among the venture partners, have prevented IMMOS from
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progressing toward those goals.  Alco has reported losses on IMMOS over the past three quarters and had expected to report a loss on the investment for its fiscal year ended September 30.

Commenting on the preliminary agreement, John E. Stuart, President and Chief Executive Officer of Alco Standard, said, "We're pleased that the IMMOS situation has been resolved. We regret that we were unable to achieve our objectives with IMMOS; however, the agreement eliminates our loss exposure going forward, provides us with a profitable base for our European office products business, and allows us to recover a portion of our original investment."

Stuart continued, "Alco remains on track to achieve our operating goals for fiscal 1994. Alco Office Products is on pace for another outstanding year, and Unisource is proceeding well with its restructuring program. With IMMOS behind us, we'll be able to concentrate our financial and management resources on the continued growth of our core operations."

Alco Standard Corporation, headquartered in Valley Forge, Pennsylvania, is a publicly owned office products and paper distribution company with annualized revenues of $8 billion.

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